

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 7, 2006

Mr. E. Van Cullens
President, Chief Executive Officer
Westell Technologies, Inc.
750 N. Commons Drive
Aurora, IL 60504

> **Re**: **Westell Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 14, 2005**
> **File No. 0-27266**

Dear Van Cullens:

We have reviewed your supplemental letter in response to our comment letter dated April 10, 2006 as well as your filing and have the following comments. As noted in our comment letter dated March 6, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended March 31, 2005

Consolidated Financial Statements

Note 5. Income Taxes, page 57

1.   Please refer to prior comment number 1. If management believes that it is more likely than not that the entire valuation allowance will not be utilized in the future, management must clearly provide cautionary language regarding the Company's future profitability in future periodic filings. Current disclosure in the "Risk Factors" and explanatory language regarding income taxes in both MD&A and the financial statements is inadequate.

Note 11. Sale of Product Line, page 62

2.   Please refer to prior comment number 2. Please provide us with a complete analysis regarding why you believe that you are not the primary beneficiary under FIN46(R). We believe that the residual return analysis that you have relied upon is not relevant.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accounting Branch Chief, at (202) 551- 3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director